

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 8, 2014

<u>Via E-mail</u>
Barry E. Davis
President and Chief Executive Officer
EnLink Midstream Partners, LP
2501 Cedar Springs
Dallas, Texas 75201

     Re: EnLink Midstream Partners, LP
           Form 10-K for Fiscal Year Ended December 31, 2013
           Filed February 28, 2014
           Response dated September 25, 2014
           File No. 0-36340

Dear Mr. Davis:

We have reviewed your response dated September 25, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Notes to Consolidated Financial Statements, page F-9</u>

<u>(13) Immaterial Correction of Prior Period Financial Statements, page F-39</u>

1. We note your response to prior comment 5. You state that the error was discovered during your process of analyzing your quarterly and year-to-date revenue and costs trends, a monitoring control that was not designed at a level to detect this accounting error. You also state that the accounting error was the result of a manual journal entry booked with respect to the intercompany activities between the two segments. Please address the following:

- Your response refers to the intercompany elimination as unique and focuses on the materiality of the error under SAB Topic 1-M. You also state that you concluded the deficiency is not a material weakness based on Auditing Standard No. 5. Describe in greater detail your evaluation of the severity of the control deficiency related to the intercompany error. Your response should include a detailed description of how your analysis considered the magnitude of the potential misstatement(s) resulting from the deficiency. Please refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934."

- Considering the accounting error was the result of a manual journal entry that erroneously eliminated the third party transactions, tell us how you considered and whether your controls over the period-end financial reporting process are adequate. To the extent you identified a deficiency in your period-end financial reporting process, describe the deficiency and how you evaluated its severity.

- Discuss how you considered the control design deficiency that resulted in the error in your evaluation of the effectiveness of the other components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework, specifically the risk assessment component.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief